Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at October 31, 2018.

As at October 31, 2018
(in millions of Canadian dollars)
Subordinated Debt	6,782

Total Equity
Preferred Shares(1)	4,340
Common Shares	12,929
Contributed Surplus	300
Retained Earnings	25,856
Accumulated Other Comprehensive Income	2,302

Total Shareholders’ Equity	45,727
Non-controlling Interest in Subsidiaries	0

Total Equity	45,727

Total Capitalization	52,509

Notes:

(1)

Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 25, 26, 27, 29, 31, 33, 35, 36, 38, 40, 42 and 44. For more information on the classification of Preferred Shares, please refer to Note 16 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2018.